UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission file number:  1-11806

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ETHAN ALLEN INTERIORS INC.
Ethan Allen Drive
Danbury, CT 06811

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Plan Benefits, December 31, 2005 and 2004	2

Statements of Changes in Net Assets Available for Plan Benefits, Years Ended December 31, 2005 and 2004	3

Notes to Financial Statements	4

Supplemental Schedules:
Schedule H, Line 4a - Schedule of Non-Exempt Transactions for Delinquent Participant Contributions for the Year Ended December 31, 2005	10

Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2005	11

All other schedules have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

Ethan Allen Retirement Committee and Participants of The Ethan Allen Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of The Ethan Allen Retirement Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4a – Schedule of Non-Exempt Transactions for Delinquent Participant Contributions and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) have been presented for purposes of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/KPMG LLP

June 27, 2006
Stamford, Connecticut

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2005 and 2004

	2005	2004

Assets:
Investments:
Mutual funds	$112,825,469	103,031,561
Collective trusts	27,580,161	28,711,502
Common stock	20,653,577	23,875,947
Participant loans	5,328,469	5,099,936

Total investments	166,387,676	160,718,946
Employer contributions receivable	3,951,263	3,440,652
Employee contributions receivable	980,534	326,750

Total assets	171,319,473	164,486,348
Liabilities:
Refunds payable for excess contributions	67,059	26,116

Net assets available for plan benefits	$171,252,414	164,460,232

See accompanying notes to financial statements.

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2005 and 2004

	2005	2004

Additions to net assets attributed to:
Net appreciation in fair value of investments	$3,249,071	8,679,746
Interest income	254,788	284,120
Dividend income	5,572,342	4,513,618
Contributions:
Employer contributions	3,974,499	3,697,043
Employee contributions	11,899,799	12,085,109

Total contributions	15,874,298	15,782,152

Total additions	24,950,499	29,259,636

Deductions from net assets attributed to:
Benefits paid to participants	(18,077,464)	(23,147,979)
Administrative expenses	(80,853)	(77,375)

Total deductions	(18,158,317)	(23,225,354)

Net increase	6,792,182	6,034,282
Net assets available for plan benefits:
Beginning of year	164,460,232	158,425,950

End of year	$171,252,414	164,460,232

See accompanying notes to financial statements.

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)      Plan Description

The Ethan Allen Retirement Savings Plan (the “Plan”) is a defined contribution savings plan sponsored and administered by Ethan Allen Interiors Inc. and its subsidiaries (collectively, the “Company”, the “Employer” or the “Plan Sponsor”).

The following brief description is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was formed effective July 1, 1994 through the merger of the Retirement Program of Ethan Allen Inc. (the “Retirement Program”) into the Ethan Allen 401(k) Employee Savings Plan (the “401(k) Plan”). As a result of the merger on July 1, 1994, all participant investments in the Retirement Program (except for the Ethan Allen Interiors Inc. restricted stock, which was transferred directly) were liquidated and the proceeds were transferred to the Plan, allocated to participants’ accounts and invested, as directed, by each participant. On January 1, 1999, the name of the Plan was changed from The Ethan Allen Profit Sharing and 401(k) Retirement Plan to The Ethan Allen Retirement Savings Plan.

The Plan is offered to all employees who have completed at least three consecutive months of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions and Vesting

Participants may contribute from 1% to 100% of their compensation (as defined in the Plan), up to a maximum tax deferred contribution level of $14,000 and $13,000 in 2005 and 2004, respectively, to the 401(k) portion of the Plan. From January 1, 2000 through December 31, 2004, the Company maintained a policy of matching $1.00 for $1.00 on the first $500 of before-tax contributions and $0.50 on the $1.00 on the next $1,000 of before-tax contributions. As such, the maximum annual Company match was $1,000 and such match followed the participants’ investment choices as of the date paid. Effective January 1, 2005, the Company’s matching policy was increased to $1.00 for $1.00 on the first $500 of before-tax contributions and $0.50 on the $1.00 on the next $1,600 of before-tax contributions. As such, the maximum annual Company match increased to $1,300 and such match follows the participants’ investment choices as of the date paid. Participants may, in addition, contribute amounts in excess of their tax deferred contribution on an after-tax basis in the amount of 1% to 100% of their compensation. The participant’s tax-deferred contribution and after-tax contribution, in the aggregate, may not exceed 100% of their compensation.

Employer contributions, if any, to the profit-sharing portion of the Plan on behalf of each participant are determined by the board of directors of the Company at the close of each fiscal year, although the maximum amount that can be contributed to a participant’s account in any year is the lesser of (i) $41,000 (or, if greater, 25% of the dollar limitation in effect under Section 415(b)(1)(A) of the Internal Revenue Code) or (ii) 100% of the participant’s compensation for that Plan year, reduced by any other contributions on the participant’s behalf to any other defined contribution plans of the Company. The actual contribution, if any, is made in the ensuing year. The Company declared no profit-sharing contributions for the Plan in 2005 or 2004.

(Continued)

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Participants who are employed by the Company on the last day of the Plan year are entitled to receive the Employer match contributions. Participant contributions, Employer matching contributions, and Employer profit-sharing contributions vest immediately.

Investment of Funds

During 2005 and 2004, the amounts contributed to the Plan were invested in one or more of the following investment options at the direction of the participants. A brief description of each investment option is provided below.

American Beacon Small Cap Value Fund – The American Beacon Small Cap Value Fund seeks to provide long-term capital appreciation and current income. The fund invests in a diversified portfolio of stocks, bonds, and money market securities with an emphasis on stocks of small market capitalization U.S. companies. These companies, whose stocks ordinarily account for at least 80% of the assets of the fund, generally have market capitalizations similar to the market capitalization of companies in the Russell 2000 index at the time of investment.

American Century Brokerage Fund – The American Century Brokerage Fund allows investors to purchase mutual funds, stocks, and bonds offered through American Century. Effective February 14, 2004, this fund was removed from the Plan’s investment offerings and replaced by the JPMorgan Invest Self-Directed Brokerage Fund.

American Century Stable Asset Fund – The American Century Stable Asset Fund invests in a diversified portfolio of high-quality investments issued by major financial institutions and in collateralized stable value vehicles, including guaranteed investment contracts. The fund is managed by SEI Trust Company and Dwight Asset Management Company.

American Century Strategic Allocation Aggressive Fund – The American Century Strategic Allocation Aggressive Fund invests in a diversified portfolio of stocks, bonds, and money market securities. The fund’s targeted mix of assets is 75% stocks, 20% bonds, and 5% money market securities.

American Century Strategic Allocation Conservative Fund – The American Century Strategic Allocation Conservative Fund invests in a diversified portfolio of stocks, bonds, and money market securities with an emphasis on quality bonds and money market securities over stocks. The fund’s targeted mix of assets is 45% bonds, 40% stocks, and 15% money market securities.

American Century Strategic Allocation Moderate Fund – The American Century Strategic Allocation Moderate Fund invests in a diversified portfolio of stocks, bonds, and money market securities. The fund’s targeted mix of assets is 60% stocks, 30% bonds, and 10% money market securities.

American Funds AMCAP Fund – The American Funds AMCAP Fund seeks to provide long-term growth of capital. The fund invests in established growth companies of any size with proven records of steady, above-average earnings, and a growth rate faster than that of the general market. The fund

(Continued)

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

primarily invests in U.S. common stocks, as well as convertible preferred stocks and cash and equivalents.

Artisan MidCap Growth Fund – The Artisan MidCap Growth Fund seeks long-term capital growth through a diversified portfolio of mid-sized companies that exhibit franchise characteristics.

Barclays Global Investors Equity Index Fund – The Barclays Global Investors Equity Index Fund seeks to capture earnings and growth through investing in the same stocks held in the S&P 500 Index.

Columbia Acorn Fund – The Columbia Acorn Fund seeks long-term growth of capital by investing primarily in the stocks of small- and medium-sized companies. The fund generally invests in stocks of global companies with market capitalizations of less than $2 billion with the intention of holding them as the issuing companies grow and divesting them when they become larger.

Ethan Allen Common Stock – At December 31, 2005 and 2004, the Plan held unrestricted shares of common stock of the Company totaling 565,387 and 596,600 shares, respectively. Ethan Allen Interiors Inc. common stock is publicly traded and had a readily ascertainable market value of $36.53 and $40.02 per share at December 31, 2005 and 2004, respectively.

Growth Fund of America – The Growth Fund of America invests primarily in common stocks of companies that appear to offer superior opportunities for growth of capital.

JPMorgan Invest Self-Directed Brokerage Fund – The JPMorgan Invest Self-Directed Brokerage Fund allows investors to purchase mutual funds, stocks, and bonds offered through JPMorgan.

JPMorgan MidCap Value Fund – The JPMorgan MidCap Value Fund seeks to provide long-term growth from mid-capitalization stocks. This invests in medium-sized U.S. companies with market capitalizations between $1 billion and $20 billion.

PIMCO Total Return Bond Fund – The PIMCO Total Return Bond Fund seeks total return consistent with preservation of capital. The fund invests at least 65% of assets in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities.

Templeton Foreign Fund – The Templeton Foreign Fund seeks long-term capital growth by investing in equity securities of companies located outside the U.S., including emerging markets.

Van Kampen Growth and Income Fund – The Van Kampen Growth and Income Fund seeks income and long-term growth of capital. The fund invests primarily in income producing equity securities, including common stocks and convertible securities, although investments are also made in nonconvertible preferred stocks and debt securities. The fund may invest up to 25% of its total assets in securities of foreign issuers.

(Continued)

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Loans

The Loan Fund is a noncontributory fund used to account for and administer loans to participants. Each participant may apply to JP Morgan Retirement Plan Services (the “Recordkeeper”) for a loan against the 401(k) portion of that participant’s account. The maximum amount which may be borrowed by the participant is limited to the lesser of (a) $50,000 or (b) 50% of the 401(k) portion of such participant’s account at the time of such loan. The term of these loans generally shall not exceed the earlier of five years or such participant’s termination of service, and in certain circumstances, greater than five years as defined in the Plan document.

Loans are processed by the Recordkeeper upon approval of the application. The Plan Sponsor has determined that loans shall bear interest equal to the Prime Rate as of the preceding month’s close plus 1%. Loan rates on outstanding loans ranged from 5.00% to 10.50% during both 2005 and 2004.

Participants’ Accounts

A separate account is maintained for each participant. Net investment income (loss) is comprised of interest income, dividend income, and net appreciation (depreciation) in fair value of investments and is allocated daily to each participant’s account on a proportional basis according to account balances so that each account bears its proportionate share of income or loss. Employer profit-sharing contributions are allocated to each participant based on each participant’s compensation to total compensation of all participants during the year. In 2005 and 2004, administrative expenses, other than certain transaction fees borne by the participants, were paid by the Company.

Distributions and Withdrawals

Participants may elect to receive their benefits when they reach 59½, or when they leave the Company. The Plan also provides death benefits to the designated beneficiary of eligible participants. An employee may withdraw any or all of his after-tax 401(k) contribution and participant rollover contributions at any time; early withdrawal of before-tax and Company match 401(k) contributions may only be made by a participant upon attaining the age of 59½ or because of serious financial hardship, subject to limitations. Distributions are usually made in cash. If a participant’s account includes shares of Company stock, a participant can elect to receive a distribution in cash or stock.

In no event shall distributions commence later than sixty days after the close of the Plan year in which the latest of the following events occurs: the participant’s attainment of age 59½; the tenth anniversary of the date on which the participant began participating in the Plan; or the participant’s termination date. These provisions notwithstanding, participants who are no longer active employees must commence distributions from the Plan within a year of attaining the age of 70½.

(2)       Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(Continued)

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Valuation of Investments Held in Trust and Income Recognition

Under the terms of a trust agreement between JP Morgan Chase Bank (the “Trustee”) and the Company, the Trustee administers a trust fund on behalf of the Plan. The value of the investments and changes therein of this trust have been reported to the Plan by the Trustee, as determined through the use of quoted market prices, except for the guaranteed investment contracts, which are valued at contract value, which approximates fair value. These contracts are fully benefit-responsive and are credited with actual earnings on the underlying investments and are charged for Plan withdrawals and administration expenses charged by the issuer of the respective contracts. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rates ranged from 3.28% to 3.70% for 2005 and 3.07% to 3.48% for 2004.

Purchases and sales of securities are recorded on a trade–date basis. Dividends are recorded on the ex-dividend date and interest is accrued as earned. Loans to participants are stated at cost, which approximates fair value.

Payment of Benefits

Benefits are recorded when paid.

(3)       Investments

The following table presents the Plan’s investments which represent 5% or more of the Plan’s net assets available for plan benefits at December 31:

	2005	2004

Investments at fair value as determined by quoted market price:
Mutual funds:
Growth Fund of America	$27,484,014	25,289,590
American Funds AMCAP Fund	21,986,145	22,097,267
American Century Strategic Allocation Moderate Fund	17,346,663	15,376,156
JPMorgan MidCap Value Fund	9,585,874	8,512,767
Templeton Foreign Fund	9,273,466	8,433,220
Common stock:
Ethan Allen Interiors Inc.	20,653,577	23,875,947
Collective trust:
American Century Stable Asset Fund	26,802,178	28,093,020

(Continued)

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

During 2005 and 2004, the Plan’s investments (including realized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2005	2004

Mutual funds	$5,283,397	9,889,210
Common stock	(2,076,133)	(1,260,403)
Collective trusts	41,807	50,939

Net appreciation in fair value of investments	$3,249,071	8,679,746

(4)      Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions, and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant’s interest will be payable in full according to the Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace it for any reason.

(5)       Parties-in-Interest

Certain Plan investments represent shares of mutual funds managed by JP Morgan Chase & Co. (“JP Morgan”), whose affiliates serve as both Trustee and Recordkeeper of the Plan. Therefore, transactions involving these mutual funds qualify as party-in-interest transactions. Administrative fees paid to JP Morgan for recordkeeping services amounted to $80,853 and $64,375 for the years ended December 31, 2005 and 2004, respectively.

At December 31, 2005, approximately 12% of Plan assets are held in the form of shares of the Company’s common stock. Transactions involving the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2005 and 2004, the Plan received dividend income on Company common stock totaling $376,272 and $2,098,740, respectively. Dividends received in 2004 include a special, one-time cash dividend of $3.00 per common share declared by the Company on April 27, 2004 and paid on May 27, 2004.

(6)       Tax Status

The Company has received a determination letter from the Internal Revenue Service dated May 21, 2002 stating that the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code and the corresponding trust is exempt from income tax under Section 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Sponsor and legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

(7)       Subsequent Events

On June 26, 2006, the Company remitted an opportunity interest payment in the amount of $34,648 to the Plan as a result of its unintentional late remittance of certain employee contributions and loan payments to the Trustee during 2005.

(Continued)

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Schedule H, Line 4a – Schedule of Non-Exempt Transactions for Delinquent Participant Contributions

For the Year Ended December 31, 2005

(a)	(b)	(c)	(d)
Identity of party involved	Relationship to plan, employer, or other party-in- interest	Description of transactions	Amount
Ethan Allen Interiors Inc. and subsidiaries	Plan Sponsor	In 2005, certain employee contributions and loan payments were not deposited to the Plan in a timely manner	$11,376,560

During 2005, the Plan Sponsor unintentionally remitted certain employee contributions and loan payments totaling $11,376,560 late to the Trustee.  In 2006, the Plan Sponsor remedied the situation by (1) establishing procedures and controls to prevent such occurrences in the future and (2) reimbursing the Plan for opportunity interest in the amount of $34,648.

See accompanying report of independent public accounting firm.

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value

	American Beacon Small Cap Value Fund	Mutual Fund	$ 492,879
*	American Century Stable Asset Fund	Collective Trust	26,802,178
*	American Century Strategic Allocation Aggressive Fund	Mutual Fund	6,750,805
*	American Century Strategic Allocation Conservative Fund	Mutual Fund	4,331,513
*	American Century Strategic Allocation Moderate Fund	Mutual Fund	17,346,663
	American Funds AMCAP Fund	Mutual Fund	21,986,145
	Artisan MidCap Growth Fund	Mutual Fund	8,398,055
	Barclays Global Investors Equity Index Fund	Collective Trust	777,983
	Columbia Acorn Fund	Mutual Fund	4,004,179
*	Ethan Allen Common Stock	Common Stock	20,653,577
	Growth Fund of America	Mutual Fund	27,484,014
*	JPMorgan Invest Self-Directed Brokerage Fund	Mutual Fund	1,629,888
*	JPMorgan MidCap Value Fund	Mutual Fund	9,585,874
	PIMCO Total Return Bond Fund	Mutual Fund	1,136,326
	Templeton Foreign Fund	Mutual Fund	9,273,466
	Van Kampen Growth and Income Fund	Mutual Fund	405,662
*	Participant loans	1,215 loans made to Plan participants; rates range from 5.00% to 10.50%; maturities from 1/1/2006 to 12/31/2015	5,328,469

	Total investments		$166,387,676

* Denotes a party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Ethan Allen Interiors Inc., as administrator of, and issuer of the securities held pursuant to, The Ethan Allen Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2006	THE ETHAN ALLEN RETIREMENT SAVINGS PLAN By: Ethan Allen Interiors Inc. By: /s/ Jeffrey Hoyt —————————————— Name: Jeffrey Hoyt Title: Vice President, Finance & Treasurer

EXHIBIT INDEX

Exhibit

No.	Description

23	Consent of KPMG LLP.